INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

August 10, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust”)
File No. 333-122901
on behalf of The Growth Fund

The Trust is filing Post-Effective Amendment No. 66 to its Registration Statement under Rule 485(a)(2) to create a new series, The Growth Fund.   The creation of the new series is in connection with the proposed Reorganization of an existing Fund, W.P. Stewart & Co. Growth Fund, Inc. (file nos. 33-71142 and 811-8128) into the Trust.  The Form N-14 is expected to be filed on or before September 4, 2009.

Due to the timing of these filings, the Advisors name has been omitted from this filing.  Its information is as follows:

The Fund’s investments are managed by W.P. Stewart & Co., Inc., (the “Advisor”), a Delaware corporation incorporated in 1998. The Advisor and its affiliates and its and their predecessors have been providing investment advisory services to individuals, trusts and pension funds since 1975 (and to the Predecessor Fund, since its inception in 1994). The Advisor’s business office is located at 527 Madison Avenue, 20th Floor, New York, New York 10022-4212. Its telephone number is (212) 750-8585, and its facsimile number is (212) 980-8039.

This information will be provided in its Registration Statement filed under Rule 485(b) as well as included in the Form N-14 filing.

Please direct your comments to Joy Ausili at (626) 914-1360.  Thank you.

Sincerely,

/s/ JOY AUSILI

Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360